Exhibit 99.1

CORPORATE OFFICE MEMO

To:	Shareholders of PCL Employees Holdings Ltd.

From:	Ross Grieve

Date:	November 2006

Re:	Fiscal 2006 Financial Performance

Strictly Confidential

The preliminary year-end results show our gross profit before bonus and tax to be a new record of $345 million Canadian for 2006.

For your planning purposes, earnings after bonuses and taxes would likely see dividends paid in February 2007 being approximately $7.70 Canadian. Final effect of our 2006 earnings on share value and dividends will not be finally determined until late January 2007.

Our employee ownership model continues to be very successful. As a shareholder you need to know that as our company continues to grow, we continue to add new employees who then become eligible to participate in the ownership of the company.

When the number of shares issued increases, there can be a dilution effect on the earnings per share for existing shareholders. It is management’s responsibility to balance the long term ownership of the company with its earnings potential in order to provide you with a reasonable rate of return. As such, the annual offering of shares to all employee shareholders may be adjusted from previous offers to accomplish this goal.

Yours truly,

/s/ Ross Grieve
Ross Grieve President Chief Executive Officer PCL Employees Holdings Ltd.